

August 18, 2010

Mr. James Fry
Executive Vice President, General Counsel,
and Corporate Secretary
Swift Holdings Corp.
2200 South 75th Avenue
Phoenix, AZ 85043

> **Re: Swift Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed July 21, 2010**
> **File No. 333-168257**

Dear Mr. Fry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market and Industry Data, page ii

1.   Refer to the third paragraph. Please revise to indicate that you believe and act as though the information is reliable.

Summary, page 1

Overview, page 1

2.   Please revise to state as beliefs statements such as "strategically positioned" terminals, "attractive" services, both at page 1. Similarly revise as to "timely, efficient, safe and cost effective" and that you "create value," at page 88, under "Operations." This will help to balance the disclosure.

3.   We note the reference to competitors at the end of the first paragraph. Please remove the reference to your competitors or substantiate to us the claims you make about yourself in comparison to your competitors.

4.   In one of the opening paragraphs, please provide your revenues and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company.

5.   We note your discussion of the non-GAAP measure, Adjusted EBITDA, at several places in this section. Please revise to also discuss the most comparable GAAP measure, net earnings, for each of the periods presented. Alternatively, delete. Similarly revise your "Overview" section of your MD&A. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Industry Opportunity, page 3

6.   Please update this section to include more recent data, if possible.

Our Corporate Profile, page 7

7.   Please briefly explain here that the 2007 Transactions was a going private transaction.

Risk Factors, page 16

8.   Please refer to the third paragraph in the opening paragraph. Please remove the reference to unidentified or immaterial risk. If a risk is not deemed material, please do not reference it.

Risks Related to Our Business and Industry, page 16

Our business is subject to general, page 16

9.   Address in this risk factor, or in a separate risk factor, what part of the business cycle the truckload industry is in right now, to the extent practicable.

We operate in a highly regulated industry, page 20

10.   Please revise to include a separate risk factor, with its own subheading, the risks regarding the new CSA 2010 initiative.

Our use of owner-operators, page 23

11.	Please revise to include quantifiable data to support your assertion that your competitors employ a larger percentage of company drivers. Alternatively, delete reference to your competitors.

If our owner-operators are deemed by regulators, page 24

12.	Please expand to briefly expand upon the proposed federal legislation you refer to in the second sentence of this risk factor so that investors can assess the potential risk.

We engage in transactions, page 24

13.	Please revise to include a separate risk factor, with its own separate subheading, the risk that Mr. Moyes may pledge or borrow against a portion of his Class B common stock.

As a public company, we will be required to meet periodic reporting requirements, page 27

14.	Please revise to delete your reference to large accelerated filers, as it appears you are a non-accelerated filer. Alternatively, advise.

15.	Please clarify what you are referring to when you indicate you have been preparing "such documents" as part of your disclosure obligations.

16.	Please disclose why you may experience difficulty in meeting the SEC's reporting requirements.

Because our estimated initial public offering price, page 30

17.	Please cross-reference your "Dilution" section.

Our debt covenants contain restrictions, page 32

18.	We note your disclosure regarding covenants in relation to your debt agreements. Please address the potential risk of being required to maintain certain ratios in accordance with your debt agreements, similar to those that required under your existing credit facility which you anticipate paying off, if applicable. If you are near the trigger for any required covenants or ratios, please disclose how you currently meet the requirements so that investors can assess the risk.

19.	In this regard, please disclose in this risk factor, or a separate one, that you currently do not meet a minimum fixed charge coverage ratio under the indenture for the senior secured notes, as you disclose on page 73, under "Senior Secured Notes."

Use of Proceeds, page 37

20.   If any of the indebtedness to be repaid was incurred within the last year, describe the use of proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 39

21.   Refer to your discussion of your "Adjusted Operating Ratio" on page 15. If you expect a significant one-time equity compensation charge for certain stock options that vest upon an initial public offering, it appears that this item should be included in the capitalization table.

Selected Historical Consolidated Financial and Other Data, page 43

22.   In the introductory paragraph, you reference your independent accountants as the auditors of your financial statements. However, it does not appear they have consented to this reference in Exhibit 23.1 dated July 21, 2010, as filed with your Form S-1. As such, you may either remove this reference or advise your independent accountants to provide specific consent to their being named within this section of the document. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Overview, page 47

23.   We note your statement that between 2008 and 2009, your cost control efforts "overcame" a reduction in loaded miles and a decrease in average trucking revenue. Please revise to clarify what you mean by this statement, as it appears that you had net losses in your last two fiscal years.

24.   Refer to the table on page 48. If you elect to disclose the "Adjusted Operating Ratio," a non-GAAP financial measure, you should also disclose and discuss the operating ratio on a GAAP basis, giving it equal prominence. Please revise accordingly.

Revenue and Expenses, page 48

25.   Refer to the last paragraph of this section and the accompanying chart. Please balance this disclosure with a brief discussion of the business conditions or other obstacles that hinder you in makings improvements in your asset productivity and yield.

Key Performance Indicators, page 50

26.   You state that you consider the Adjusted Operating Ratio your most important measure of operating profitability. Please revise to explain precisely what this measure tells you and the reasons it is important to evaluating your business.

Results of Operations, page 51

27.   We note, from your disclosures, that you have prepared your comparative discussion and analysis of fiscal 2007 using the unaudited pro forma results of operations provided on pages A-1 and A-2. Although a supplemental presentation of this type may be appropriate, you are still required to discuss actual results for the fiscal 2007 predecessor and successor periods, as presented in your audited financial statements, in the position of greatest prominence. We will not object if you elect to provide a supplemental comparative discussion of actual operating results for fiscal 2008 to the combined operating results of fiscal 2007 prepared on a pro forma basis, consistent with the form and content standards set forth in Article 11-02 (b) of Regulation S-X in addition to a discussion of actual results as required by GAAP. A representation that the pro forma operating results were prepared in accordance with Article 11-02 (b) should be included in the filing. Please revise as appropriate.

Income Tax Expense, page 67

28.   Please expand your disclosure to also discuss income tax expense for each period presented as if Swift Corporation had been treated as a C Corporation.

Liquidity and Capital Resources, page 67

29.   On page 68, you state that over the long term, your capital requirements may require you to seek additional borrowings, lease financing or equity capital. As none of those sources of funding are currently secured, please revise your disclosure to explain the consequences should any or all of those sources be unavailable, for whatever reason.

30.   In this regard, please revise your disclosure to explain that your borrowing capacity is currently limited by your non-compliance with certain debt covenants, as stated on page F-11.

Cash flows, page 68

31.   We note that you have not provided comparative information for 2007, which you state is due to the 2007 transactions which may limit the usefulness of the information. However, as you have provided 2007 information in your discussion of other aspects of your business, it would be preferable that you provide some 2007 information hereon for consistency. Consideration should be given to presenting

2007 information, and including an explanation of the items which are not comparable between periods within your disclosure.

Contractual Obligations, page 75

32.   It is unclear whether you have included the entire interest portion of your long term debt in the table of contractual obligations. In an effort to increase transparency, we would generally expect the interest portion to be included, and a reasonable estimate made where rates are variable, along with an explanatory note. If interest has been included, please revise your notes to indicate this. Address how you have treated your interest rate swaps in this table, as well.

Business, page 84

Our Competitive Strengths, page 84

33.   You indicate that you are a "market leader." Please clarify what you are referring to with that statement. Are you referring to size or revenue, for instance?

Our Growth Strategy, page 85

34.   Please balance your disclosure to indicate that there can be no guarantee that you will have meaningful improvement in truckload volumes and pricing.

Customers and Marketing, page 90

35.   Please either list these awards or provide the list to us.

Revenue Equipment, page 91

36.   We note your statement that your modern fleet offers key advantages over competitors with older fleets. Please provide to us the basis for your belief that your competitors have older fleets or eliminate the reference to your competitors.

Management, page 102

37.   Please revise to specifically address Mr. Moyes' experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

Risk Management and Oversight, page 105

38.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis of your conclusion that disclosure is
        not necessary and describe the process you undertook to reach that conclusiont.

Fully Paid and non-assessable, page 126

39.   Please delete the statement that the shares are fully paid and non-assessable or
        attribute the statement to counsel.

Report of Independent Registered Public Accounting Firm, page F-21

40.   We note that the opinion of the accounting firm has been dual dated with reference to
        note 28.   Please expand your disclosure to clarify the significance of the July 21,
        2010 date.   Our comment also applies to the report on page F-62, which has a similar
        dual date, and to Note 24 on page F-84.

Financial Statements for the year ended Dec. 31, 2009
Consolidated Statements of Cash Flows, page F-26

41.   We note you have classified restricted cash and cash equivalents as an investing
        activity within your statement of cash flows. Based upon your disclosure on page F-
        28, it appears this balance relates to cash within the trusts of your captive insurance
        company, which will be used to reimburse the insurance claim losses paid by the
        insurance company. Generally, restricted cash amounts are presented within the cash
        flow section most suitable if the amounts were not restricted. Therefore, it appears
        that your restricted cash balances may be more appropriately classified as operating
        activities, while still presented separately from non-restricted cash and cash
        equivalents. Please explain how you concluded that these restricted cash amounts
        were investing activities, including your consideration of ASC 230-10-45-25, or
        revise accordingly.

Goodwill, page F-29

42.   We see from Footnote 26 that, although you have one reportable segment, you have
        several reporting units. Please expand your disclosures to identify and describe each
        of these units. Consideration should be given to also disclosing the goodwill
        allocated to each reporting unit.

Recent accounting pronouncements, page F-32

43.   Please describe the specific characteristics of your securitization program that will result in your previously de-recognized accounts receivable being brought back onto the balance sheet.

Note (19) Stock option plan, page F-47

44.   If you specifically attribute these valuations to a third party valuation analysis, please identify the third party responsible and provide his consent in the registration statement. Alternatively, please revise this language as appropriate or remove it from the filing. We refer you to Question 233.02 of the Compliance and Disclosure Interpretations.

Note (29) Quarterly Results of Operations (unaudited), page F-61

45.   Please revise to describe the effects of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the quarter. Your attention is invited to Item 302 (a)(3) of Regulation S-K.

Pro Forma Condensed Statement of Operations, page A-1

46.   We note that, although IEL was an entity under common control, the financial statements of Swift Corporation for fiscal 2007 do not include the results of IEL for the period prior to the merger. We also note that no separate audited financial statements have been included for IEL for January 1, 2007 through April 7, 2007. If you believe that your current presentation is adequate, please explain the basis for your conclusion.

47.   As a related matter, please expand your footnote disclosures in the summary and selected data presentations to specifically state, if true, that the historical results of IEL are excluded from the tables for periods prior to the April 7, 2007 combination of entities under common control. Also, please state the reasons why you believe that the omission is not material to your presentation.

General

48.   Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

Exhibits

49. Please file the existing senior secured credit facility as an exhibit or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-33210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Stephen F. Arcano via facsimile (917) 777-3542